Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 27, 2009	March 21, 2008
Income from continuing operations before income taxes	$8	$196
Losses (income) related to equity method investees	34	(27)

	42	169

Add/(deduct):
Fixed charges	64	77
Interest capitalized	(10)	(11)
Distributed income of equity method investees	4	6
Net losses attributable to noncontrolling interests	2	1

Earnings attributable to Marriott available for fixed charges	$102	$242

Fixed charges:
Interest expensed and capitalized (1)	$39	$53
Estimate of interest within rent expense	25	24

Total fixed charges	$64	$77

Ratio of earnings attributable to Marriott to fixed charges	1.6	3.1

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

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